Exhibit 99.1

Ninetowns Reports Goodwill Impairment Charge for Fiscal Year 2007
Friday April 18, 5:05 am ET

BEIJING, April 18 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News; "Ninetowns" or the "Company"), one of China's leading providers of online solutions for international trade, announced today that in conjunction with its annual testing for the impairment of long-lived assets and goodwill in accordance with relevant accounting standards, the Company expects to record a non-cash impairment charge of up to RMB197 million against its long-lived assets and goodwill. Of this impairment, a significant amount is expected to be charged against goodwill that was derived from the acquisition of minority interests in the Company's business-to-government ("B2G") business during its pre-IPO restructuring in June 2004.

The Company is now in the process of finalizing the annual testing with its advisors, including an independent third-party valuation specialist. The Company does not expect the non-cash impairment charge to have an adverse impact on its current cash position, current cash flows from operating activities, nor to have an adverse impact on future cash expenditures.

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, "Our financial outlook from maintenance servicing of the free software offered by the Chinese government has been negatively impacted due to several factors. First, the Chinese government's declining promotion of its free software has resulted in a corresponding decline in the need for our maintenance services. Additionally, we believe there is uncertainty surrounding the Chinese government's future promotional plans for its free software. As a result, we decided to revise the financial performance assumptions of our B2G segment by taking a realistic approach in assessing the goodwill in connection with our pre-IPO consummated acquisitions."

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english ..

Forward-looking Statements

Certain statements in this press release, including statements relating to the expected non-cash impairment charge and the Chinese government's future promotional plans for its free software, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

     Helen Wu
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6584-9901
     Email: ir@ninetowns.com

    Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

    Investor Relations (HK):
     Ruby Yim, Managing Director
     Taylor Rafferty
     Tel:   +852-3196-3712
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited